Exhibit 99.74

NEWS RELEASE

ORLA MINING ANNOUNCES EARLY WARRANT EXERCISE INCENTIVE PROGRAM TO RAISE UP TO $4.2 MILLION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

VANCOUVER, BC – May 14, 2019 – Orla Mining Ltd. (TSX: OLA) (“Orla” or the “Company”) is pleased to announce an Early Warrant Exercise Incentive Program (“Incentive Program”) for the 6,737,500 warrants outstanding having an exercise price of $0.62 and expiring on July 8, 2021 (the “2021 Warrants”). The Incentive Program is designed to encourage the early exercise of the unlisted 2021 Warrants during a 30-day early exercise period (the “Incentive Period”) expected to commence on June 13, 2019.

Under the Incentive Program, holders of the 2021 Warrants (the “Warrantholders”) will be entitled to receive one full new warrant (the “Incentive Warrant”) upon the exercise of each 2021 Warrant during the Incentive Period. Each Incentive Warrant will be exercisable into one common share of Orla at a price of $1.65 for a period of 3 years, expiring on June 12, 2022.

In the event all 2021 Warrants are exercised during the Incentive Period:

•	Orla currently expects to receive gross proceeds of $4.2 million on or before July 12, 2019 (the last day of the Incentive Period);

•	Orla currently expects it will issue 6,737,500 Incentive Warrants with an exercise price of $1.65, and expiring on June 12, 2022.

Orla intends to use the proceeds from this program to complete the feasibility study on the Camino Rojo Oxide Project, continue regional exploration efforts and to allow flexibility on the timing of ordering certain long-lead items once a construction decision has been determined for the Camino Rojo Oxide Project. The Incentive Program is intended to provide a cost-effective source of financing for Orla.

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com 1

Each 2021 Warrant that is not exercised during the Incentive Period will remain outstanding and continue to entitle the holder thereof to acquire one common share of Orla at the exercise price of $0.62 until July 8, 2021.

The independent members of the board of directors of Orla, who are not Warrantholders, approved the terms of the Incentive Program and the submission of the Incentive Program to disinterested shareholders of the Company for their approval at the upcoming Annual and Special Meeting of the shareholders of the Company to be held on June 12, 2019. The Incentive Program is subject to the receipt of all required regulatory approvals and consents, including approval by a simple majority of the disinterested shareholders (being those shareholders who do not own 2021 Warrants) and the Toronto Stock Exchange. Orla expects to mail the Management Information Circular and proxy material to its shareholders on May 14, 2019.

The Incentive Warrants, the underlying securities issuable upon exercise of the Incentive Warrants, the 2021 Warrants and the underlying common shares issued upon exercise of the 2021 Warrants have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be exercised, as applicable, or offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Orla has determined that while the Incentive Program may be a related party transaction pursuant to Multilateral Instrument 61-101 – Special Transactions (“MI 61-101”), Orla is not required to obtain a formal valuation under subsection 5.4(1) of MI 61-101 or minority approval under subsection 5.7(1)(a) of MI 61-101 because pursuant to the exemptions set forth in MI 61-101, neither the fair market value nor the fair market value of the consideration paid for the 2021 Warrants exceeds 25% of the Company’s market capitalization.

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com 2

Advisor

GMP Securities L.P. is acting as financial advisor to Orla with respect to the transaction.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. The Feasibility Study on the Camino Rojo Oxide Project is expected to be completed by mid-year 2019. The Amended NI 43-101 Technical Report for Camino Rojo dated March 11, 2019 is available on SEDAR under the Company's profile. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is available on SEDAR.

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States federal and state securities legislation, including, without limitation, statements with respect to the terms, timing and expected amount of proceeds the be received as part of the Incentive Program, the timing of completion of the Camino Rojo Oxide Project Feasibility Study and the timing of a construction decision. Forward-looking statements are statements that are not historical facts but which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Etienne Morin, Chief Financial Officer

Email: info@orlamining.com

Tel: 604-564-1852

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com 3